UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           -------------------------

                          Date of report: July 1, 2004

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                                    TK House
                             Bayside Executive Park
                          West Bay Street & Blake Road
                       P.O. Box AP-59212, Nassau, Bahamas
                     (Address of principal executive office)


                           -------------------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                Form 20-F         X      Form 40- F
                              ---------             ----------

     [Indicate by check mark if the  registrant  is  submitting  the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):       ]
                                                    -------

                        Yes                  No        X
                              ---------           ----------

     [Indicate by check mark if the  registrant  is  submitting  the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7):       ]
                                                    -------

                        Yes                  No        X
                              ---------           ----------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes                  No        X
                              ---------           ----------


     [If  "Yes" is  marked,  indicate  below  the file  number  assigned  to the
registrant in connection with Rule 12g3-2(b):82-       ]
                                                -------

Item 1 - Information Contained in this Form 6-K Report

     Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the "Company"), dated July 1, 2004.


     THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

     -- REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
     -- REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
     -- REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TEEKAY SHIPPING CORPORATION


Date: July 1, 2004         By:      /s/ Peter Evensen
                                    ------------------------------------
                                    Peter Evensen
                                    Executive Vice President and Chief
                                    Financial Officer
                                    (Principal Financial and Accounting Officer)